Exhibit (a)(5)(iii)

Bank of America Corporation Announces Expiration and Results of Cash Tender Offers by BofA Securities Inc. for Certain Outstanding Depositary Shares of Bank of America Corporation

CHARLOTTE, N.C. – December 12, 2022 – Bank of America Corporation (“Bank of America”) (NYSE: BAC) today announces the expiration and results of the previously announced tender offers (each an “Offer,” and collectively, the “Offers”) by BofA Securities, Inc. (“BofA Securities”), a wholly owned, indirect subsidiary of Bank of America, to purchase for cash up to $1.5 billion in aggregate Liquidation Preference (as defined below) (such amount, the “Maximum Aggregate Purchase Amount”) of outstanding Depositary Shares, representing fractional interests in series of Bank of America preferred stock (such depositary shares, collectively, the “Depositary Shares,” and such depositary shares representing a specific series of such preferred stock, a “series” of Depositary Shares), listed in the table below, upon the terms and subject to the conditions set forth in BofA Securities’ Offer to Purchase, dated November 10, 2022 (as amended and supplemented as set forth in Amendment No. 1 to the Tender Offer Statement on Schedule TO referenced below, the “Offer to Purchase”) and the accompanying Letter of Transmittal (together with the Offer to Purchase, the “Offer Documents”). Each Offer expired one minute after 11:59 p.m., New York City time, on December 9, 2022 (the “Expiration Date”). The table below sets forth the aggregate Liquidation Preference of Depositary Shares of each series validly tendered and not validly withdrawn as of the Expiration Date, according to information provided by the Tender Agent. The aggregate Liquidation Preference validly tendered in the Offers is less than the Maximum Aggregate Purchase Amount. In addition, the aggregate Liquidation Preference of each series validly tendered in the Offers does not exceed the Series Cap for such series specified in the table below, as applicable. As a result, BofA Securities will accept for purchase all validly tendered and not validly withdrawn Depositary Shares.

			Per Depositary Share
APL	Depositary Shares Representing Fractional Interests in Series of Bank of America Preferred Stock	CUSIP No.	Liquidation Preference[1]	Offer Price	Accrued Dividends[2]	Total Consideration[2]	Series Cap	Aggregate Liquidation Preference Tendered as of Expiration Date and to be Accepted for Purchase
1	Depositary Shares, each representing a 1/1,000th interest in a share of 4.125% Non-Cumulative Preferred Stock, Series PP [3]	06055H608	$25.00	$17.27	$0.1174479	$17.3874479	$911,000,000	$2,492,125
2	Depositary Shares, each representing a 1/1,000th interest in a share of 4.250% Non-Cumulative Preferred Stock, Series QQ [3]	06055H806	$25.00	$17.30	$0.0767361	$17.3767361	$1,296,000,000	$3,026,950
3	Depositary Shares, each representing a 1/1,000th interest in a share of 4.375% Non-Cumulative Preferred Stock, Series NN [3]	06055H400	$25.00	$18.20	$0.1215278	$18.3215278	$1,094,500,000	$25,170,050
4	Depositary Shares, each representing a 1/1,000th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series E [3]	060505815	$25.00	$19.22	$0.0963694	$19.3163694	$313,265,175	$9,343,625
5	Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 1[3]	060505633	$25.00	$18.92	$0.0571489	$18.9771489	$94,221,675	$2,659,025
6	Depositary Shares, each representing a 1/1,000th interest in a share of 4.750% Non-Cumulative Preferred Stock, Series SS [3]	06055H871	$25.00	$19.90	$0.0857639	$19.9857639	$696,000,000	$13,433,175
7	Depositary Shares, each representing a 1/1,000th interest in a share of 5.000% Non-Cumulative Preferred Stock, Series LL [3]	06055H202	$25.00	$20.44	N/A4	$20.4400000	$1,305,000,000	$8,876,000

			Per Depositary Share
APL	Depositary Shares Representing Fractional Interests in Series of Bank of America Preferred Stock	CUSIP No.	Liquidation Preference[1]	Offer Price	Accrued Dividends[2]	Total Consideration[2]	Series Cap	Aggregate Liquidation Preference Tendered as of Expiration Date and to be Accepted for Purchase
8	Depositary Shares, each representing a 1/25th interest in a share of 4.375% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series RR [5]	060505GB4	$1,000.00	$860.70	$5.5902778	$866.2902778	Not Applicable	$81,553,000
9	Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series MM [5]	060505FQ2	$1,000.00	$875.30	$16.1250000	$891.4250000	Not Applicable	$331,172,000
10	Depositary Shares, each representing a 1/1,000th interest in a share of 5.375% Non-Cumulative Preferred Stock, Series KK [3]	06053U601	$25.00	$22.12	N/A4	$22.1200000	$1,393,500,000	$15,687,850
11	Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series FF [5]	060505FL3	$1,000.00	$897.40	$14.3611111	$911.7611111	Not Applicable	$79,164,000
12	Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 5 [3]	060505583	$25.00	$19.17	$0.0790691	$19.2490691	$417,677,000	$21,755,775
13	Depositary Shares, each representing a 1/1,000th interest in a share of 5.875% Non-Cumulative Preferred Stock, Series HH [3]	060505195	$25.00	$24.08	$0.1999132	$24.2799132	$850,000,000	$2,769,050
14	Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series JJ [5]	060505FP4	$1,000.00	$965.10	N/A4	$965.1000000	$150,000,000	$145,728,000

[1]

As used in this news release, the term “Liquidation Preference” for a Depositary Share of a series, means an amount equal to the product of the liquidation preference for a share of the applicable underlying preferred stock of Bank of America ($30,000 for a share of preferred stock underlying the Series 1 Depositary Shares and Series 5 Depositary Shares, and $25,000 for a share of preferred stock underlying the Depositary Shares of all other series) and the fractional interest in such share of preferred stock that such Depositary Share represents as set forth in the table above. For each Listed Depositary Share (as defined below), the Liquidation Preference is $25.00 and for each Non-Listed Depositary Share (as defined below), the Liquidation Preference is $1,000.00.

[2]

The Total Consideration (as defined in the Offer to Purchase) payable for Depositary Shares of a series that are purchased pursuant to an applicable Offer equals the applicable “Offer Price” for such Depositary Shares, plus, if applicable, the Accrued Dividends (as defined in the Offer to Purchase) for such Depositary Shares, each as set forth in the table above.

[3]

Depositary Shares of this series are listed for trading on the New York Stock Exchange (the “NYSE”). Depositary Shares of all series that are listed on the NYSE are referred to herein collectively as the “Listed Depositary Shares.”

[4]	Accrued Dividends are not included as part of the total consideration payable for Depositary Shares of this series.
[5]	Depositary Shares of this series are not listed on any exchange and are referred to herein, collectively with Depositary Shares of other non-listed series, as the “Non-Listed Depositary Shares.”

Information with respect to the Total Consideration payable for Depositary Shares purchased in the Offers is set forth in the table above. The Total Consideration payable for each Depositary Share of a series purchased in the Offers consists of the applicable Offer Price and, if applicable, Accrued Dividends. The aggregate Total

Consideration, including Accrued Dividends, if applicable, payable by BofA Securities for the Depositary Shares to be accepted for purchase is approximately $661.5 million. BofA Securities expects that the settlement date for each of the Offers will be December 13, 2022 (the “Settlement Date”).

Holders may obtain copies of the Offer Documents at the website of the Securities and Exchange Commission (“SEC”) at www.sec.gov as exhibits to the Tender Offer Statement on Schedule TO, initially filed by Bank of America with the SEC on November 10, 2022, as amended on November 28, 2022 and on the date hereof.

D.F. King & Co., Inc. is acting as the Tender Agent and the Information Agent for the Offers. Questions or requests for assistance related to the Offers or for copies of the Offer Documents may be directed to D.F. King & Co., Inc. at (800) 713-9960 or by email at bofa@dfking.com. Any questions concerning the terms of the Offers should be directed to BofA Securities at (980) 683-3215, or toll-free at (888) 292-0070, or by email at debt_advisory@bofa.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

General

This news release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any Depositary Shares or any other securities of BofA Securities, Bank of America or any of their respective subsidiaries. The Offers are being made solely pursuant to the Offer Documents. None of BofA Securities, Bank of America, their respective Boards of Directors, the Tender Agent or the Information Agent makes any recommendation as to whether you should tender your Depositary Shares in the Offers and no one has been authorized by any of them to make such a recommendation. Holders must make their own decisions as to whether to tender their Depositary Shares, and, if so, the Liquidation Preference of their Depositary Shares to tender. Please refer to the Offer Documents for a description of terms, conditions, disclaimers and other information applicable to the Offers.

Neither BofA Securities nor Bank of America is aware of any jurisdiction in which the holders of the Depositary Shares are located where the making of the Offer is not in compliance with applicable law. If BofA Securities becomes aware of any jurisdiction where the making of the Offer is not in compliance with applicable law, BofA Securities will make a good faith effort to comply with the applicable law. If, after such good faith effort, BofA Securities cannot comply with the applicable law, BofA Securities will not make the Offer to the holders of Depositary Shares in that jurisdiction, provided that BofA Securities will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934. BofA Securities is not disseminating the Offer Documents in any jurisdictions outside the United States where such dissemination is not permitted under applicable law.

Forward-Looking Statements

Certain statements contained in this news release may constitute forward-looking statements. These forward-looking statements represent the current expectations, plans or forecasts of Bank of America or BofA Securities based on available information. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements often use words like “expects,” “anticipates,” “believes,” “estimates,” “targets,” “intends,” “plans,” “predict,” “goal” and other similar expressions or future or conditional verbs such as “will,” “may,” “might,” “should,” “would” and “could.” Forward-looking statements speak only as of the date they are made, and, except as required by the U.S. federal securities laws, Bank of America and BofA Securities undertake no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

These statements are not guarantees of future results or performance and involve certain known and unknown risks, uncertainties and assumptions that are difficult to predict and are often beyond the control of Bank of America or BofA Securities. Actual outcomes and results may differ materially from those expressed in, or implied by, any forward-looking statements due to a variety of factors. You should not place undue reliance on any forward-looking statement and should consider all of the uncertainties and risks discussed under Item 1A.

“Risk Factors” of Bank of America’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and in any of Bank of America’s other subsequent Securities and Exchange Commission filings.

Bank of America

Bank of America is one of the world’s leading financial institutions, serving individual consumers, small and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. The company provides unmatched convenience in the United States, serving approximately 68 million consumer and small business clients with approximately 3,900 retail financial centers, approximately 16,000 ATMs and award-winning digital banking with approximately 56 million verified digital users. Bank of America is a global leader in wealth management, corporate and investment banking and trading across a broad range of asset classes, serving corporations, governments, institutions and individuals around the world. Bank of America offers industry-leading support to approximately 3 million small business households through a suite of innovative, easy-to-use online products and services. The company serves clients through operations across the United States, its territories and approximately 35 countries. Bank of America Corporation stock (NYSE: BAC) is listed on the New York Stock Exchange.

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www.bankofamerica.com

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Investors May Contact:

Lee McEntire, Bank of America

Phone: 1.980.388.6780

lee.mcentire@bofa.com

Jonathan G. Blum, Bank of America (Fixed Income)

Phone: 1.212.449.3112

jonathan.blum@bofa.com

Reporters May Contact:

Bill Halldin, Bank of America

Phone: 1.916.724.0093

william.halldin@bofa.com

Christopher P. Feeney, Bank of America

Phone: 1.980.386.6794

christopher.feeney@bofa.com